As filed with the Securities and Exchange Commission on August 12, 2015

Registration No. 333-189438

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Post-Effective Amendment No. 1

to

FORM S-8

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

DENBURY RESOURCES INC.

(Exact name of registrant as specified in its charter)

Delaware	**20-0467835**
(State or other jurisdiction of incorporation or organization)	*(I.R.S. Employer Identification No.)*
5320 Legacy Drive, Plano, TX	**75024**
(Address of principal executive offices)	*(Zip Code)*

DENBURY RESOURCES INC. EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan)

Mark C. Allen
Sr. Vice President and Chief Financial Officer
Denbury Resources Inc.
5320 Legacy Drive
Plano, Texas 75024
(972) 673-2000
(Name, address and telephone number, including area code, of agent for service)

Copy to:
Donald Brodsky
Baker & Hostetler LLP
811 Main Street, Suite 1100
Houston, Texas 77002
(713) 751-1600

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☑	Accelerated filer ☐	Non-accelerated filer ☐ (Do not check if a smaller reporting company)	Smaller reporting company ☐

Denbury Resources Inc.

EXPLANATORY NOTE / DEREGISTRATION OF SECURITITES

Denbury Resources Inc. (the "Registrant") is filing this Post-Effective Amendment No. 1 to Registration Statement (No. 333-189438) on Form S-8 (the "Registration Statement") to deregister any and all common stock registered with the Securities and Exchange Commission under the Registration Statement and reserved for issuance under its Employee Stock Purchase Plan (the "ESPP") that remain unsold as of the date hereof and to terminate the effectiveness of the Registration Statement. The shares reserved for issuance under the ESPP are being deregistered because the ESPP was terminated, effective at the end of the offering period ending on March 31, 2015.

The offering of securities pursuant to the Registrant's 2004 Omnibus Stock and Incentive Plan (the "2004 Plan") is still ongoing and, to the extent shares of common stock covered by the Registration Statement are issuable and reserved for issuance under the 2004 Plan, the registration of the offer and sale of such shares is not affected by this Post-Effective Amendment No. 1.

Denbury Resources Inc.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all the requirements for filing on Form S-8 and has duly caused this post-effective amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plano, Texas, on August 12, 2015.

Denbury Resources Inc.

/s/ Mark C. Allen
_____
Mark C. Allen
Sr. Vice President and Chief Financial Officer

/s/ Alan Rhoades
_____
Alan Rhoades
Vice President and Chief Accounting Officer

Pursuant to the requirements of the Securities Act of 1933, this post-effective amendment has been signed by the following persons in the capacities and on the dates indicated.

August 12, 2015	/s/ Phil Rykhoek
	Phil Rykhoek
	Director, President and Chief Executive Officer
	(Principal Executive Officer)

August 12, 2015	/s/ Mark C. Allen
	Mark C. Allen
	Sr. Vice President and Chief Financial Officer
	(Principal Financial Officer)

August 12, 2015	/s/ Alan Rhoades
	Alan Rhoades
	Vice President and Chief Accounting Officer
	(Principal Accounting Officer)

August 12, 2015	/s/ Wieland F. Wettstein
	Wieland F. Wettstein
	Chairman of the Board

August 12, 2015	/s/ Michael B. Decker
	Michael B. Decker
	Director

August 12, 2015	/s/ John P. Dielwart
	John P. Dielwart
	Director

August 12, 2015	/s/ Gregory L. McMichael
	Gregory L. McMichael
	Director

Denbury Resources Inc.

August 12, 2015	/s/ Kevin O. Meyers
	Kevin O. Meyers Director
August 12, 2015	/s/ Randy Stein
	Randy Stein Director
August 12, 2015	/s/ Laura A. Sugg
	Laura A. Sugg Director